Exhibit 99.2
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications - +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations - +1 480 383 4005
Franki D’Hoore — Investor Relations - +31 40 268 6494
ASML Publishes 2008 Annual Report
VELDHOVEN, the Netherlands, January 26, 2009 — ASML Holding NV (ASML) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the U.S. Securities and Exchange Commission (SEC).
•	ASML’s Form 20-F 2008 is available online at www.sec.gov and at www.asml.com/annualreport2008
•	ASML’s Statutory Annual Report 2008 and Sustainability Report 2008 will be available online at www.asml.com on February 20, 2009.
•	ASML will hold its Annual General Meeting of Shareholders (AGM) on March 26, 2009 and the AGM agenda with all related documents will be available online at www.asml.com/agm2009 in late February 2009.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 15 countries.

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